September 23, 2019

VIA EDGAR TRANSMISSION

Alberto H. Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066

Dear Mr. Zapata:

On July 30, 2019, the Registrant, on behalf of its series, Main Sector Rotation ETF (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on September 13, 2019, you provided me with the Securities and Exchange Commission’s (“SEC”) comments to the Amendment. Below, please find the SEC’s comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Principal Investment Strategies

Comment 1: In the last sentence of the first paragraph under the heading “Principal Investment Strategies” on page 1, the Prospectus states that “[f]rom time to time, the Fund’s investments may be focused in a sector or sectors.” Please rephrase or specify the basis or time interval in which the Fund moves in and out of sectors.

Response: The Registrant has revised its disclosure to state the following:

The Fund will sell a security when it achieves its target price and is, in the opinion of the Adviser, no longer undervalued. The Fund may oveweight or underweight a sector or sectors relative to the Fund’s benchmark based on valuation. ~~From time to time, the Fund’s investment may be focused in a sector or sectors.~~  The Fund may invest in securities of any market capitalization or country and denominated in any currency.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

4813-4670-5820.1

Alberto H. Zapata, Esq.

September 23, 2019

Comment 2: If the Fund is concentrated in a particular sector(s), please disclose so in the principal investment strategy discosures and include corresponding risk disclosures.

Response: Although the Fund may overweight or underweight a sector or sectors relative to the Fund’s benchmark based on valuation, it is not concentrated in any particular sector.

Comment 3: In the last paragraph on page 1 of the Prospectus, please disclose whether there are certain ETFs in which the Fund seeks to invest.

Response: The Registrant has revised its disclosure to state the following:

The Adviser then seeks to identify the most appropriate U.S. Sector ETFs to implement its strategic asset allocation and sector views by evaluating various factors in the respective ETFs including ~~its~~ their respective underlying indexes and portfolio holdings, sector exposure and weightings, liquidity profiles, and tracking errors.

Comment 4: In the “Option Strategy” on page 2 of the Prospectus, please specify, if accurate, that all options will be written against ETFs. If this is not accurate, please specify against what securities these options will be written.

Response: The Registrant has carefully considered the Staff’s comment and notes that the the second paragraph on page 2 of the Prospsectus states that “[t]he Fund will pursue its objective by employing an option strategy of writing (selling) covered call or index-based options on an amount from 0% to 100% of the value of the ETF shares in the Fund’s portfolio.” The Registrant believes its disclosure adequately states that all options will be written against ETFs.

Comment 5: In the first sentence of the second paragarph on page 2, please specify whether “employing an option strategy of writing (selling) covered call or index based options” is in furtherance of the Fund’s investment objective or is in furtherance of the Fund’s option strategy objective?

Response: The Registrant has revised its disclosure to state the following:

The Fund will pursue its options strategy by ~~objective by employing an option strategy~~ writing (selling) covered call or index-based options on an amount from 0% to 100% of the value of the ETF shares in the Fund’s portfolio.

Alberto H. Zapata, Esq.

September 23, 2019

Principal Investment Risks

Comment 6: Please add Currency Risk and Foreign Securities Risk in the Fund’s principal risk disclosures.

Response: The Registrant has added the following risk disclosures to its Item 4 disclosures:

Currency Risk - Investments in foreign currencies are subject to political and economic risks, civil conflicts and war and greater volatility. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, imposition of currency controls and economic or political developments in the U.S. or abroad. Changes in foreign economies and political climates are more likely to affect the Fund than an ETF fund that invests exclusively in dollar denominated securities of U.S. issuers.

Foreign Securities Risk - Investments in foreign securities and securities that provide exposure to foreign securities involve greater risks than investing in domestic securities. As a result, the Fund’s returns and NAVs may be affected to a large degree by fluctuations in currency exchange rates, political, diplomatic or economic conditions and regulatory requirements in other countries. The laws and accounting, auditing, and financial reporting standards in foreign countries typically are not as strict as they are in the U.S., and there may be less public information available about foreign companies.

Comment 7: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Registrant has given the Staff’s position, as well as Director Blass’s remarks, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Alberto H. Zapata, Esq.

September 23, 2019

Comment 8: The Prospectus discloses “Sector Risk” as a sub-risk to “ETF Structural Risk.” Please revise so that “Sector Risk” is broken out as a separate risk.

Response: The Registrant has amended its risk disclosures accordingly.

Additional Information About Principal Investment Strategies and Related Risks

Comment 9: Please be sure to carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser

Bibb L. Strench